UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 4, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sabine Pass Liquefaction, LLC
File No. 333-192373

Cheniere Energy Partners, L.P.
File No. 001- 33366

Cheniere Energy, Inc.
File No. 001-16383

CF#36990

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Sabine Pass Liquefaction, LLC, Cheniere Energy Partners, L.P. and Cheniere Energy, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to Forms 8-K filed on November 9, 2018.

Based on representations by Sabine Pass Liquefaction, LLC, Cheniere Energy Partners, L.P. and Cheniere Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Sabine Pass Liquefaction, LLC   Exhibit 10.1   through August 3, 2024

Cheniere Energy Partners, L.P.   Exhibit 10.1   through August 3, 2024

Cheniere Energy, Inc.   Exhibit 10.1   through August 3, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary